March 16, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Real Estate & Construction

VIA EDGAR

Re:	Cactus Acquisition Corp. 1 Ltd (the “Company”)
Preliminary Proxy Statement on Schedule 14A Filed March 8, 2023 File No. 001-40981

Dear Madam or Sir:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced submission that was provided to the Company by the Staff in its letter dated March 14, 2023. To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

General

1.

We note your response letter dated December 1, 2022 to comments issued on your Form 10-K for the year ended December 31, 2021, where you confirm that your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please revise the preliminary proxy statement to clearly disclose and include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We acknowledge the Staff’s comment. In response thereto, the Company respectfully advises the Staff that, as disclosed in the Company’s 2021 Annual Report on Form 10-K, as filed with the Commission on March 31, 2022 (“Annual Report”), and as discussed in the Company’s previous correspondence with the Staff, dated December 1, 2022, the Company’s primary strategy in searching for a business combination target has been to focus on Israel-based companies rather than domestic U.S. companies. Therefore, we have focused our search on technology-based healthcare businesses that are domiciled in Israel, that carry out all or a substantial portion of their activities in Israel, or that have some other significant Israeli connection. However, the Company is not precluded from considering and pursuing a business combination target in any business or industry and across any geographical region, including in the United States.

Therefore, the Company has added the following risk factor to its preliminary proxy statement to address the issue raised by the Staff’s comment:

We may be deemed a “foreign person” and therefore may not be able to complete our business combination because such transaction may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States, or may be ultimately prohibited.

Our sponsor, Cactus Healthcare Management LP, is controlled by non-U.S. persons. While we are focusing our search on technology-based healthcare businesses that are domiciled in Israel, that carry out all or a substantial portion of their activities in Israel, or that have some other significant Israeli connection, we may pursue a business combination target in any business or industry and across any geographical region, including in the United States. Certain transactions in the United States are subject to specific rules or regulations that may limit, prohibit, or create additional requirements with respect to foreign ownership of a U.S. company. In particular, our initial business combination, if effected with a U.S. target company, may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, the Committee on Foreign Investment in the United States (“CFIUS”) has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President of the United States prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

As such, a business combination with a U.S. business or foreign business with U.S. operations that we may wish to pursue may be subject to CFIUS review. If a particular proposed business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to delay or recommend that the President of the United States block our proposed initial business combination, require conditions with respect to such initial business combination or recommend that the President of the United States order us to divest all or a portion of the U.S. target business of our business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, or delay or prevent us from pursuing, certain target companies that we believe would otherwise be beneficial to us and our shareholders. In addition, certain types of U.S. businesses may be subject to rules or regulations that limit or impose requirements with respect to foreign ownership.

If CFIUS determines it has jurisdiction, CFIUS may decide to recommend a block or delay our business combination, or require conditions with respect to it, which may delay or prevent us from consummating a potential transaction. It is unclear at this stage whether our potential business combination transaction would fall within CFIUS’s jurisdiction, and if so, whether we would be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited amount time left to complete our business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required, including as a result of extended regulatory review, we will, as promptly as reasonably possible, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the chance of realizing future gains through any price appreciation in the combined company. Additionally, our warrants will become worthless. As a result, the pool of potential targets with which we could complete a business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar ties to non-U.S. persons.

* * *

Concurrently herewith, we are filing a revised version of the preliminary proxy statement with the Commission. We note that in addition to the added risk factor described above, the Company has added a proposal to the proxy statement (new Proposal No. 3) that seeks shareholder approval for an amendment to the Company’s amended and restated articles of association (the “Articles”) that allows holders of the Company’s Class B ordinary shares to convert such shares into Class A ordinary shares on a one-for-one basis prior to the closing of a business combination, at the election of the holders. The Articles currently provide for that conversion on an automatic basis only, upon completion of the Company’s initial business combination. The added proposal does not alter the rights of the Class B ordinary shares or Class A ordinary shares relative to one another, and is merely intended to give the Company further flexibility to retain shareholders and meet the continued listing standards of the Nasdaq Stock Market in the event that the Articles Extension Proposal and Trust Extension Proposal (Proposals No.’s 1 and 2) are approved and redemptions of Class A ordinary shares would otherwise cause the Company to no longer be in compliance with Nasdaq’s listing standards.

The Company respectfully notes that it does not believe that this additional proposal constitutes a  “material new proposal that constitutes a fundamental change in the proxy material” as described in Note 1 to paragraph (a) of Rule 14a-6 under the Securities Exchange Act of 1934, as amended, and therefore plans to file a definitive proxy statement following receipt of confirmation from the Staff that the Staff has completed its review of the preliminary proxy statement, without waiting an additional 10 days after filing the revised version of the preliminary proxy statement.

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv., phone: 011-972-3-610-3157; email: jonathann@meitar.com).

Sincerely,

/s/ Ofer Gonen
Chief Executive Officer
Cactus Acquisition Corp. 1 Limited

Cc:	Joseph Ambrogi Pam Howell (Securities and Exchange Commission) J. David Chertok, Adv. Haim Gueta, Adv. Jonathan M. Nathan, Adv. (Meitar Law Offices)

3